REPORT ON VOTING RESULTS

Annual Meeting of Shareholders
April 29, 2005

National Instrument 51-102 — Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual Meeting of Shareholders of Brascan Corporation (the “Corporation”) was held on Friday April 29, 2005 at 10:30 a.m. in Toronto, Canada at the Design Exchange, 234 Bay Street. At this meeting, there were shareholders represented in person or by proxy holding 134,353,895 Class A Limited Voting Shares (“Class A Shares”), representing 51.8% of the Corporation’s 259,307,766 issued and outstanding Class A Shares, and holding 85,120 Class B Limited Voting Shares (“Class B Shares”), representing 100% of the Corporation’s 85,120 issued and outstanding Class B Shares.

The following is a summary of the votes cast by the Class A and Class B shareholders represented at this meeting.

Special Resolution to Decrease the Number of Directors

The Special Resolution to amend the Articles of the Corporation to decrease the number of directors from 16 to 14 was approved by a majority of both the Class A and Class B shareholders. Management received proxies to vote on this resolution as follows:

Class	Outcome	Votes For	Proxy %	Votes Against	Proxy %
Class A shareholders	Carried	133,916,872	99.9%	129,019	0.1%
Class B shareholders	Carried	85,120	100%	Nil	Nil

Election of Directors

All of the directors nominated for election at the meeting were elected by acclamation. Management received proxies from the Class A shareholders to vote for the seven directors nominated for election by the Class A shareholders as follows:

Class	Director	Votes For	Proxy %	Votes Withheld	Proxy %
Class A Shareholders	William A. Dimma	133,556,137	99.6%	530,138	0.4%
	Lance M. Liebman	133,530,339	99.6%	555,936	0.4%
	Philip P. Lind	133,558,209	99.6%	528,066	0.4%
	Roy MacLaren	133,556,137	99.6%	530,138	0.4%
	G. Wallace F. McCain	131,525,476	98.1%	2,560,799	1.9%
	Jack M. Mintz	133,554,772	99.6%	531,503	0.4%
	George S. Taylor	133,556,137	99.6%	530,138	0.4%

Management received proxies from the Class B shareholders to vote all of the shares represented by these proxies for each of the seven directors nominated for election by the Class B shareholders, namely James J. Blanchard, Jack L. Cockwell, J. Trevor Eyton, J. Bruce Flatt, James K. Gray, Robert J. Harding and David W. Kerr.

Appointment of Auditors

The resolution to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved by a majority of both the Class A and Class B shareholders. Management received proxies to vote on this resolution as follows:

Class	Outcome	Votes For	Proxy %	Votes Withheld	Proxy %
Class A shareholders	Carried	133,385,699	99.5%	616,294	0.5%
Class B shareholders	Carried	85,120	100%	Nil	Nil

There were no other matters coming before the meeting that required a vote by either the Class A or Class B shareholders.

BRASCAN CORPORATION
/s/ “Alan V. Dean”
Alan V. Dean
Senior Vice-President and Secretary

Date: May 26, 2005